RUSSEL METALS INC.
REPORT TO SHAREHOLDERS

Third Quarter Financial Results

For the fifth consecutive quarter the Company's net earnings have increased.  Net earnings for the quarter ended September 30, 2004 were $58.6 million or $1.18 per share compared to 2003 earnings of $3.6 million and earnings per share of $0.07 for the comparable period.

In our last report to you, our shareholders, our assessment of the market was that steel prices were starting to stabilize and although we anticipated strong year over year improvement for the third quarter, the results would be lower than the $1.03 per share reported in the second quarter of 2004.  Clearly we did not foresee another surge in the already high steel prices.  However, inventory costs did increase sharply again in August and demand levels remained robust supporting strong operating results in the third quarter for all three business segments.  Even the energy tubular products sector, where the third quarter is traditionally weak due to a seasonal reduction in drilling levels, produced record operating profits.

Historically we have been able to anticipate changes in the steel market but after numerous years of successfully calling the market trends, this market continues to be a highly positive surprise.  Until this year, it was our belief that the cyclicality of the steel business had become even more profound with a shortening of the period between the peaks and troughs of the cycle.  Although the steel industry remains highly cyclical, the duration and volatility of this cycle has proven to be difficult to predict.

The net earnings for the nine months ended September 30, 2004 were $134.3 million or $2.77 per share compared to earnings of $10.7 million or $0.23 per share for the same period in 2003.  The 2004 year to date adjusted earnings per share would be $3.02 versus $0.30 in 2003, after adjusting to remove debt redemption costs, restructuring costs and the results of discontinued operations.  The strong year to date results reflect the successful integration of the Acier Leroux operations and reduced interest costs due to the first quarter debt issue.  However, the current extraordinary price climate, which has resulted in higher margins and inventory holding gains, continues to dominate the quarterly results.

The $154.3 million in cash flow generated from operations was used to fund significant increases in inventory and receivables.  Cash used to fund increases in inventory year to date was $166.3 million.  In the service centers, which represent 54% of the inventory, the September 30, 2004 average inventory valuation is $82 million higher than it would have been for the same quantity of inventory nine months ago due to increases in the cost of the product.  We continue to stress maintaining the lowest inventory level possible while still satisfying the needs of our customers in order to minimize inventory valuation risks.

Accounts receivable has increased by $161.8 million since year-end due to the higher revenues.  The days outstanding have improved in all three business segments since year-end.  The potential problems faced by our customers caused by steel price increases and the strengthening of the Canadian dollar is a concern but to date the levels of bad debts do not reflect our concern.

We are pleased to report that the Board of Directors approved an increase in the quarterly common share dividend to $0.175 per common share payable December 15, 2004.

Outlook

Our outlook remains unchanged since our last quarterly report.  We continue to be cognisant of the highly cyclical nature of our industry.  We have yet to see concrete evidence of a cyclical downturn in either pricing or demand.   That said, to quote from the second quarter report, "The market conditions continue to evolve and as such we are currently in uncharted waters so forecasting with any degree of certainty is difficult".  Again, it is unclear if we will be able to maintain the present levels of profitability but based on the current conditions, the fourth quarter should continue to produce excellent results when compared to the fourth quarter of previous years.